UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

*

Innovex Inc.

(Name of Issuer)

Common Stock

(Title of Series of Securities)

457647105

(CUSIP number)

April 1, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457647105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nigel John Cornick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,837,072 (1)
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 3,837,072 (1)
	8	SHARED DISPOSITIVE POWER 0 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,837,072 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.7% (1), (2)
12	TYPE OF REPORTING PERSON IN

(1) Mr. Cornick became a greater than 5% beneficial owner of the common stock, par value $0.04 per share (the “Common Stock”) of Innovex Inc., a Minnesota corporation (the “Issuer”) on the event date identified on the cover page to this Schedule 13G (the “Event Date”). As of the Event Date, Mr. Cornick beneficially owned 1,000,000 shares of the Issuer’s Common Stock (which constituted approximately 5.1% of the 19,443,153 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 18, 2009) and had (a) sole voting and sole dispositive power with respect to 1,000,000 of the Issuer’s Common Stock and (b) shared voting and shared dispositive power with respect to 0 shares of the Issuer’s Common Stock. Subsequent to the Event Date, Mr. Cornick acquired additional shares of the Issuer’s Common Stock. The amounts reported in this Schedule 13G reflect Mr. Cornick’s beneficial ownership of the Issuer’s Common Stock as of the filing date of this Schedule 13G.

(2) Based upon 19,443,153 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 18, 2009.

Item 1(a).	Name of Issuer.

Innovex Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

3033 Campus Drive, Suite E180, Plymouth, MN 55441

Item 2(a).	Name of Person Filing.

Nigel John Cornick

Item 2(b).	Address of Principal Business Office or, if none, Residence.

32/1-4, Four Wings Mansion Apartment 20B, Sukhumvit Soi 3 Road, Klongtoey-Nua Wattana, Bangkok 10110, Thailand

Item 2(c).	Citizenship.

Australia

Item 2(d).	Title of Class of Securities.

Common Stock

Item 2(e).	CUSIP Number.

457647105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

(a) Amount beneficially owned:

3,837,072

(b) Percent of class:

19.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

3,837,072

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

3,837,072

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2010	By:	/S/ NIGEL JOHN CORNICK
Nigel John Cornick